Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with our consolidated financial statements and the related notes incorporated in this offering memorandum by reference to our 2019 Annual Report, our unaudited interim condensed consolidated financial statements and the related notes included in our current report on Form 6-K furnished with the SEC on May 27, 2020, which is incorporated by reference into this offering memorandum, and “Item 5. Operating and Financial Review and Prospects” in our 2019 Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of various factors, including those we describe under “Risk Factors” and elsewhere in this offering memorandum.

Key Factors Affecting Our Results of Operations

User growth and engagement

Our business depends on our ability to grow our user base, and maintain and increase user engagement. We have experienced rapid user growth since our inception. The following table sets forth our average MAUs for each of the quarters indicated:

	For the Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020
	(in thousands)
Average MAUs	77,454.2	85,041.4	92,748.0	92,766.2	101,334.7	110,352.7	127,876.2	130,276.9	172,379.0

Our MAUs include our mobile app MAUs and PC MAUs after eliminating duplicates of users who utilize both terminals. Our active users generally view and consume a multitude of content offered on our platform, including videos, live broadcasting, mobile games and other content. Our mobile games are generally free to play, and we offer in-game virtual items that are available for sale, through which we generate our mobile game revenues. We derive a majority of revenues from our mobile game services, and, to a lesser extent, from VAS, advertising and e-commerce and others. The number of our users and the level of their engagement on our platform indirectly affect our revenues because the more users we have, the more mobile game players, live broadcasting hosts and advertisers we have. In particular, mobile game user base growth and engagement are primarily driven by the launch of new games and the release of updates of our existing games.

Monetization of our user base with increasingly diversified product and service offerings

Our revenues and results of operations depend on our ability to monetize our large user base, to convert more users to paying users and to increase the spending of our paying users. Paying users on our platform include users who make payments for various products and services on our platform, including purchases in mobile games offered on our platform, and payments for virtual items in our live broadcasting programs and for other VAS. A user who makes payments across different products and services offered on our platform using the same registered account is counted as one paying user.

The following table sets forth our average MAUs, our average monthly paying users, and average monthly revenue per paying user for each of the quarters indicated:

	For the Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020
	(in thousands)
Average MAUs	77,454.2	85,041.4	92,748.0	92,766.2	101,334.7	110,352.7	127,876.2	130,276.9	172,379.0
Average monthly paying users	2,472.5	2,966.2	3,540.2	4,415.8	5,742.6	6,258.5	7,946.6	8,817.4	13,426.9
	(in RMB)
Average monthly revenue per paying user	105.7	102.2	86.0	69.0	67.6	66.4	58.1	54.5	48.3

The number of average monthly paying users has generally been increasing as we expanded our mobile games operations and diversify our value-added services offerings. The decrease of our average monthly revenue per paying user was mainly due to a substantial increase in the number of paying users attributable to our premium membership program, which has relatively low revenue per paying user.

Our brand recognition and market leadership

Our ability to maintain our prominent market leadership and brand recognition as the leading online entertainment platform is key to our ability to maintain and enhance relationships with our users, content providers, advertisers, game developers and other business partners, and increase our revenues. In addition, the reputation and attractiveness of our platform among young users also serves as an efficient marketing channel for our products and services, such as mobile games.

Our ability to manage our costs and expenses

Our results of operations depend on our ability to manage our costs and expenses. Our cost of revenues consists primarily of revenue-sharing costs, content costs, server and bandwidth costs and e-commerce and other costs. We expect our revenue-sharing costs and content costs will increase in absolute amount as our user base expands and we continue to procure quality content. In addition, we expect the absolute amount of our server and bandwidth costs and our e-commerce and other costs to increase as we grow our business. We will also invest in the growth by incurring sales and marketing expenses.

Investment in technology and talent

Our technology is critical for us to retain and attract users, other customers and business partners. Our current research and development efforts are primarily focused on enhancing our artificial intelligence technology, big data analytics capabilities and cloud technology.

Impact of COVID-19 on Our Operations and Financial Performance

Substantially all of our revenues and workforce are concentrated in China. In response to the intensifying efforts to contain the spread of COVID-19, the Chinese government has taken certain emergency measures, including extension of the Lunar New Year holidays, implementation of travel bans, blockade of certain roads and closure of factories and businesses, and may continue to take further measures to keep this epidemic outbreak in check. This outbreak has caused delays in the delivery of our merchandise sold on our platform to the customers in the first quarter of 2020. The delivery has been gradually recovering in the second quarter of 2020. However, if the impact of COVID-19 is prolonged or worsens further, it may still disrupt the delivery, which may in turn adversely affect our revenue and financial conditions. The outbreak may also cause delay or cancellation in our offline events in 2020. Furthermore, our user acquisition and engagement may fluctuate depending on factors beyond our control, such as the shelter-in-place restrictions due to the COVID-19 pandemic. We have experienced a significant increase in the size and engagement of our active user base during the first quarter of 2020, and we cannot predict user acquisition and engagement levels after various shelter-in-place restrictions are relaxed.

While events related to the outbreak of and response to the COVID-19 are expected to be temporary, there remain significant uncertainties surrounding the COVID-19 outbreak and its further development as a global pandemic. Hence, the extent of the business disruption and the related impact on our financial results and outlook for 2020 cannot be reasonably estimated at this time.

As of March 31, 2020, our cash and cash equivalents, time deposits, as well as short-term investments were RMB7.9 billion (US$1.1 billion). Our cash and cash equivalents primarily consist of cash at banks and cash held in accounts with third-party online payment platforms. Our principal sources of liquidity have been cash generated from operating activities, as well as the proceeds we received from our public offerings of ordinary shares and our offerings of convertible senior notes. In addition, in April 2020, we issued 17,310,696 Class Z ordinary shares to Sony Corporation of America for its investment of approximately US$400 million in cash.

We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty. See also “Risk Factors—Risks Related to Our Business and Industry— Our business may be materially adversely affected by the outbreak of COVID-19.”

Key Components of Results of Operations

Net revenues

The following table sets forth the components of our net revenues by amounts and percentages of our total net revenues for the periods presented:

	For the Year Ended December 31,						For the Three Months Ended March 31,
	2017		2018		2019		2019		2020
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Mobile games	2,058,226	83.4%	2,936,331	71.1%	3,597,809	53.1%	873,455	63.6%	1,150,613	162,498	49.7%
VAS	176,443	7.1%	585,643	14.2%	1,641,043	24.2%	291,652	21.2%	793,553	112,071	34.3%
Advertising	159,160	6.5%	463,490	11.2%	817,016	12.1%	112,499	8.2%	214,266	30,260	9.2%
E-commerce and others	74,620	3.0%	143,467	3.5%	722,054	10.6%	95,901	7.0%	157,103	22,187	6.8%

Total net revenues	2,468,449	100.0%	4,128,931	100.0%	6,777,922	100.0%	1,373,507	100.0%	2,315,535	327,016	100.0%

Mobile games. We primarily offer exclusively distributed mobile games and jointly operated mobile games developed by third-party game developers. For exclusively distributed mobile games, we are responsible for game launch, hosting and maintenance of game servers, the operation of in-game promotions and customer services. We also develop localized versions for such games licensed from overseas developers. For jointly operated mobile game services, we offer our mobile game platform for mobile games developed by third-party game developers. We earn game distribution service revenue within the applicable contract periods by providing payment solutions and market distribution services, while game developers are responsible for providing game products, hosting and maintaining game servers and determining the pricing of in-game virtual items. As of December 31, 2019, we operated 29 exclusively distributed mobile games, over 750 jointly operated mobile games and one self-developed mobile game. Our revenues from mobile games depend on the number of paying users and average revenue per paying user, and ultimately are determined by our ability to select, procure and offer engaging games tailored to our platform and our user preferences.

VAS (formerly known as Live broadcasting and VAS). We generate revenues from our live broadcasting program by sales of in-channel virtual items for use in our live broadcasting program so that users can send them to hosts to show their support. The virtual items sold by us comprise of either consumable items, such as gifts and items that create special visual effects, or time-based items, such as privileges and titles. Under the arrangements with hosts of our live broadcasting program, we share with them a portion of the revenues derived from the sales of virtual items. Meanwhile, we also generate revenues from other VAS including premium membership subscription, paid content and virtual items on our video, audio and comic platforms. Our premium membership program allows paying members to enjoy exclusive or view licensed content as well as original content in advance. We expect revenues from VAS to continue to grow.

Advertising. We generate advertising revenues primarily from display advertising arrangements and performance-based advertisements, and we expect to increase in-program advertisements. Display advertising arrangements allow advertisers to place advertisements on particular areas of our platform, in particular formats and over particular periods. Performance-based advertisements allow advertisers to connect with users who are likely to have demand for the advertisers’ products and services based on users’ activity and demographic data collected on our platform. We have also worked with our content creators and licensed content providers to offer advertisers in-program advertisements. We expect our advertising revenues to increase in the foreseeable future as we will continue to introduce new advertising and marketing solutions and attract more advertisers.

E-commerce and others. Our e-commerce and others primarily consist of sales of products on our e-commerce platform, and also include revenues from holding certain offline performance activities. We expect an increase in e-commerce and others in the foreseeable future considering the growing demand for ACG-related products from our users.

Cost of revenues

The following table sets forth the components of our cost of revenues by amounts and percentages of cost of revenues for the periods presented:

	For the Year Ended December 31,						For the Three Months Ended March 31,
	2017		2018		2019		2019		2020
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues:
Revenue-sharing costs	926,315	48.3%	1,630,881	49.8%	2,494,416	44.6%	551,672	46.6%	888,801	125,523	49.8%
Content costs	261,534	13.6%	543,009	16.6%	1,001,600	17.9%	210,161	17.7%	326,448	46,103	18.3%
Server and bandwidth costs	468,903	24.4%	618,737	18.9%	919,753	16.5%	217,654	18.4%	269,263	38,027	15.1%
E-commerce and others	262,489	13.7%	480,866	14.7%	1,171,904	21.0%	204,704	17.3%	300,559	42,447	16.8%

Total cost of revenues	1,919,241	100%	3,273,493	100%	5,587,673	100%	1,184,191	100%	1,785,071	252,100	100%

Revenue-sharing costs consist of fees paid to game developers, distribution channels (app stores) and payment channels, as well as fees we pay to hosts of our live broadcasting program and content creators in accordance with our revenue-sharing arrangements. Content costs consist of amortized costs of purchased licensed content from copyright owners or content distributors. Server and bandwidth costs are the fees we pay to telecommunication carriers and other service providers for telecommunication services, hosting our servers at their internet data centers, and providing content delivery network and application services. E-commerce and others consist of cost of goods sold associated with our e-commerce business, staff cost, depreciation and others.

Operating expenses

The following table sets forth the components of our operating expenses by amounts and percentages of operating expenses for the periods presented:

	For the Year Ended December 31,						For the Three Months Ended March 31,
	2017		2018		2019		2019		2020
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Sales and marketing expenses	232,489	30.1%	585,758	37.0%	1,198,516	44.6%	181,487	36.6%	605,957	85,577	56.4%
General and administrative expenses	260,898	33.7%	461,165	29.1%	592,497	22.1%	128,487	25.9%	171,377	24,203	15.9%
Research and development expenses	280,093	36.2%	537,488	33.9%	894,411	33.3%	186,075	37.5%	297,335	41,992	27.7%

Total operating expenses	773,480	100%	1,584,411	100%	2,685,424	100%	496,049	100.0%	1,074,669	151,772	100.0%

Sales and marketing expenses. Sales and marketing expenses consist primarily of general marketing and promotional expenses, as well as salaries and benefits, including share-based compensation expenses, for our sales and marketing personnel. We expect our sales and marketing expenses to increase in absolute amounts in the foreseeable future due to increasing investment to maintain our brand awareness and leadership.

General and administrative expenses. General and administrative expenses consist primarily of salaries and expenses, including share-based compensation expenses for our general and administrative personnel, professional fees and rental expenses. We expect our general and administrative expenses to increase in absolute amounts in the foreseeable future due to the anticipated growth of our business as well as accounting, insurance, investor relations and other public company costs.

Research and development expenses. Research and development expenses consist primarily of salaries and benefits, including share-based compensation expenses, for research and development personnel dedicated to the development and enhancement of our app/websites and development of online games. We expect our research and development expenses to increase as we expand our research and development team, to enhance our artificial intelligence technology, big data analytics capabilities and cloud technology and develop new features and functionalities on our platform.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our revenues for the periods presented. This information should be read together with our consolidated financial statements and the related notes incorporated in this offering memorandum by reference to our 2019 Annual Report and our unaudited interim condensed consolidated financial statements and the related notes included in our current report on Form 6-K furnished with the SEC on May 27, 2020, which is incorporated by reference into this offering memorandum. The results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,						For the Three Months Ended March 31,
	2017		2018		2019		2019		2020
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues	2,468,449	100.0%	4,128,931	100.0%	6,777,922	100.0%	1,373,507	100.0%	2,315,535	327,016	100.0%
Cost of revenues(1)	(1,919,241)	(77.8)%	(3,273,493)	(79.3)%	(5,587,673)	(82.4)%	(1,184,191)	(86.2%)	(1,785,071)	(252,100)	(77.1%)

Gross profit	549,208	22.2%	855,438	20.7%	1,190,249	17.6%	189,316	13.8%	530,464	74,916	22.9%
Operating expenses:
Sales and marketing expenses(1)	(232,489)	(9.4)%	(585,758)	(14.2)%	(1,198,516)	(17.7)%	(181,487)	(13.2%)	(605,957)	(85,577)	(26.2%)
General and administrative expenses(1)	(260,898)	(10.6)%	(461,165)	(11.2)%	(592,497)	(8.7)%	(128,487)	(9.4%)	(171,377)	(24,203)	(7.4%)
Research and development expenses(1)	(280,093)	(11.3)%	(537,488)	(13.0)%	(894,411)	(13.2)%	(186,075)	(13.5%)	(297,335)	(41,992)	(12.8%)

Total operating expenses	(773,480)	(31.3)%	(1,584,411)	(38.4)%	(2,685,424)	(39.6)%	(496,049)	(36.1%)	(1,074,669)	(151,772)	(46.4%)

Loss from operations	(224,272)	(9.1)%	(728,973)	(17.7)%	(1,495,175)	(22.0)%	(306,733)	(22.3%)	(544,205)	(76,856)	(23.5%)
Other income/(expenses):
Investment income/(losses), net (including impairments)	22,957	0.9%	96,440	2.3%	96,610	1.4%	82,047	6.0%	(26,481)	(3,740)	(1.1%)
Interest income	1,483	0.1%	68,706	1.7%	162,782	2.4%	24,407	1.8%	26,652	3,764	1.2%
Interest expense	—	—	—	—	(46,543)	(0.7)%	—	—	(15,172)	(2,143)	(0.7%)
Exchange gains/(losses)	6,445	0.3%	(1,661)	0.0%	(11,789)	(0.2)%	(2,101)	(0.2%)	12,710	1,795	0.5%
Others, net	18,518	0.7%	26,455	0.6%	26,412	0.4%	14,930	1.1%	17,333	2,448	0.7%

Loss before tax	(174,869)	(7.1)%	(539,033)	(13.1)%	(1,267,703)	(18.7)%	(187,450)	(13.6%)	(529,163)	(74,732)	(22.9%)
Income tax	(8,881)	(0.4)%	(25,988)	(0.6)%	(35,867)	(0.5)%	(8,188)	(0.6%)	(9,392)	(1,326)	(0.4%)

Net loss	(183,750)	(7.5)%	(565,021)	(13.7)%	(1,303,570)	(19.2)%	(195,638)	(14.2%)	(538,555)	(76,058)	(23.3%)

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2017	2018	2019	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	7,936	28,173	23,281	5,074	6,875	971
Sales and marketing expenses	3,423	11,499	14,269	3,122	6,759	955
General and administrative expenses	56,746	102,544	68,497	13,225	26,416	3,731
Research and development expenses	11,849	38,977	66,503	13,827	15,474	2,185

Total	79,954	181,193	172,550	35,248	55,524	7,842

Three Months ended March 31, 2020 compared to three months ended March 31, 2019

Net revenues

Our net revenues increased by 68.6% from RMB1,373.5 million in the three months ended March 31, 2019 to RMB2,315.5 million (US$327.0 million) in the three months ended March 31, 2020.

Mobile games. Our net revenues from mobile games increased by 31.7% from RMB873.5 million in the three months ended March 31, 2019 to RMB1,150.6 million (US$162.5 million) in the three months ended March 31, 2020. The increase was primarily due to the increasing popularity of both existing and newly launched mobile games.

VAS (formerly known as Live broadcasting and VAS). Our net revenues from VAS increased by 172.1% from RMB291.7 million in the three months ended March 31, 2019 to RMB793.6 million (US$112.1 million) in the three months ended March 31, 2020, mainly attributable to our enhanced monetization efforts, led by increases in the number of paying users for our premium membership program, live broadcasting services and other value-added services.

Advertising. Our net revenues from advertising increased by 90.5% from RMB112.5 million in the three months ended March 31, 2019 to RMB214.3 million (US$30.3 million) in the three months ended March 31, 2020. This increase was primarily attributable to the increasing number of advertisers, which was driven by further recognition of Bilibili’s brand name in China’s online advertising market.

E-commerce and Others. We had RMB95.9 million and RMB157.1 million (US$22.2 million) of e-commerce and other net revenues in the three months ended March 31, 2019 and 2020, respectively. The increase was primarily attributable to the increase in sales of products on our e-commerce platform.

Cost of revenues

Our cost of revenues increased by 50.7% from RMB1,184.2 million in the three months ended March 31, 2019 to RMB1,785.1 million (US$252.1 million) in the three months ended March 31, 2020 as all components of cost of revenues increased due to our business growth and the expansion of our user base.

Server and bandwidth costs increased by 23.7% from RMB217.7 million in the three months ended March 31, 2019 to RMB269.3 million (US$38.0 million) in the three months ended March 31, 2020, primarily due to an increase in server and bandwidth capacity to keep pace with the expansion of our user base and the increase in active users.

Revenue-sharing costs increased by 61.1% from RMB551.7 million in the three months ended March 31, 2019 to RMB888.8 million (US$125.5 million) in the three months ended March 31, 2020, primarily due to an increase in payments made to developers of exclusively distributed games, an increase in payments made to distribution channels and an increase in payments made to hosts of live broadcasting programs and content creators on our platform.

Content costs increased by 55.3% from RMB210.2 million in the three months ended March 31, 2019 to RMB326.4 million (US$46.1 million) in the three months ended March 31, 2020 as we continued to expand and diversify our content offerings.

Gross profit

As a result of the foregoing, we had gross profit of RMB530.5 million (US$74.9 million) in the three months ended March 31, 2020, compared to gross profit of RMB189.3 million in the three months ended March 31, 2019.

Operating expenses

Our total operating expenses increased by 116.6% from RMB496.0 million in the three months ended March 31, 2019 to RMB1,074.7 million (US$151.8 million) in the three months ended March 31, 2020, as sales and marketing expenses, general and administrative expenses, as well as research and development expenses increased due to our business growth and the expansion of our user base.

Sales and marketing expenses. Our sales and marketing expenses increased by 233.9% from RMB181.5 million in the three months ended March 31, 2019 to RMB606.0 million (US$85.6 million) in the three months ended March 31, 2020, primarily attributable to increased channel and marketing expenses associated with our app and brand, as well as promotional activities for our mobile games, and an increase in headcount in sales and marketing personnel.

General and administrative expenses. Our general and administrative expenses increased by 33.4% from RMB128.5 million in the three months ended March 31, 2019 to RMB171.4 million (US$24.2 million) in the three months ended March 31, 2020. The increase was primarily attributable to increased headcount in general and administrative personnel and increased share-based compensation expenses.

Research and development expenses. Our research and development expenses increased by 59.8% from RMB186.1 million in the three months ended March 31, 2019 to RMB297.3 million (US$42.0 million) in the three months ended March 31, 2020, primarily due to increased headcount in research and development personnel.

Loss from operations

As a result of the foregoing, we incurred loss from operations of RMB544.2 million (US$76.9 million) in the three months ended March 31, 2020, compared to loss from operations of RMB306.7 million in the three months ended March 31, 2019.

Other income/(expenses)

Investment income/(losses), net. Net investment income/(losses) primarily includes return earned on financial products issued by banks and other financial institutions, return from investments in money market funds, gain from disposal of long-term investments, and the fair value change of investments in publicly traded companies. We had net investment income of RMB82.0 million in the three months ended March 31, 2019 and a net investment loss of RMB26.5 million (US$3.7 million) in the three months ended March 31, 2020.

Interest income. Interest income represents interest earned on cash and cash equivalents and time deposits. We had interest income of RMB24.4 million and RMB26.7 million (US$3.8 million) in the three months ended March 31, 2019 and 2020, respectively.

Interest expense. Interest expense primarily represents interest payment and amortized issuance costs related to long-term debt. We had interest expense of RMB15.2 million (US$2.1 million) in the three months ended March 31, 2020, primarily attributable to interest expense related to our 2026 Notes issued in April 2019, whereas we did not incur such interest expense in the three months ended March 31, 2019.

Income tax

We recorded income tax of RMB9.4 million (US$1.3 million) in the three months ended March 31, 2020, compared to RMB8.2 million in the three months ended March 31, 2019.

Net loss

As a result of the foregoing, we incurred net loss of RMB538.6 million (US$76.1 million) in the three months ended March 31, 2020, compared to net loss of RMB195.6 million in the three months ended March 31, 2019.

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2017	2018	2019	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Statements of Cash Flow Data:
Net cash provided by operating activities	464,550	737,286	194,551	19,419	288,665	40,768
Net cash used in investing activities	(716,254)	(3,196,394)	(3,958,277)	(886,783)	(1,037,040)	(146,458)
Net cash provided by financing activities	675,533	4,974,810	5,078,842	100,000	188,783	26,661
Effect of exchange rate changes on cash and cash equivalents and restricted cash held in foreign currencies	(48,145)	261,447	107,513	(58,042)	42,181	5,957

Net increase/(decrease) in cash and cash equivalents and restricted cash	375,684	2,777,149	1,422,629	(825,406)	(517,411)	(73,072)
Cash and cash equivalents and restricted cash at beginning of the year/period	387,198	762,882	3,540,031	3,540,031	4,962,660	700,861

Cash and cash equivalents and restricted cash at end of the year/period	762,882	3,540,031	4,962,660	2,714,625	4,445,249	627,789

As of December 31, 2017, 2018 and 2019, respectively, our cash and cash equivalents and restricted cash were RMB762.9 million, RMB3,540.0 million and RMB4,962.7 million. As of March 31, 2020, our cash and cash equivalents were RMB4,445.2 million (US$627.8 million). Our cash and cash equivalents primarily consist of cash at banks and cash held in accounts with third-party online payment platforms.

As of March 31, 2020, our principal sources of liquidity have been cash generated from operating activities, as well as the proceeds we received from our public offerings of ordinary shares and our offerings of convertible senior notes. Our financing activities primarily consist of issuance and sale of our shares and convertible senior notes to investors. In April 2019, we issued US$500 million in an aggregate principal amount of convertible senior notes due 2026. Concurrently with the issuance of 2026 Notes, we also completed a registered offering of ADSs, where we offered 14,173,813 ADSs. In addition, in April 2020, we issued 17,310,696 Class Z ordinary shares to Sony Corporation of America for its investment of approximately US$400 million in cash.

We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. However, we may enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Operating activities

Net cash provided by operating activities in the three months ended March 31, 2020 was RMB288.7 million (US$40.8 million), as compared to net loss of RMB538.6 million (US$76.1 million) in the same period. The difference was primarily due to an increase of RMB247.7 million (US$35.0 million) in accrued liabilities and other payables, an increase of RMB122.2 million (US$17.3 million) in deferred revenue and a decrease of RMB134.1 million (US$18.9 million) in accounts receivable, partially offset by a decrease of RMB92.7 million (US$13.1 million) in salary and welfare payable and an increase of RMB72.7 million (US$10.3 million) in prepayments and other assets. The changes in working capital were attributable to our business expansion, particularly, the expansion of our mobile games operations and VAS offerings, and the increase in sales and marketing expenses. The principal non-cash items affecting the difference between our net loss and our net cash provided by operating activities in the three months ended March 31, 2020 were RMB363.5 million (US$51.3 million) in depreciation and amortization of property and equipment, intangible assets, right-of-use assets and debt issuance costs, and RMB55.5 million (US$7.8 million) in share-based compensation expenses.

Investing activities

Net cash used in investing activities in the three months ended March 31, 2020 was RMB1.0 billion (US$146.5 million), primarily due to purchase of short-term investments of RMB6.2 billion (US$872.7 million), cash paid for long-term investments including loans of RMB456.1 million (US$64.4 million), and placement of time deposits of RMB263.1 million (US$37.2 million), partially offset by maturity of short-term investments of RMB5.3 billion (US$749.5 million) and maturities of time deposits of RMB824.0 million (US$116.4 million).

Financing activities

Net cash provided by financing activities in the three months ended March 31, 2020 was RMB188.8 million (US$26.7 million), primarily attributable to the proceeds we received from capital injection of RMB103.5 million (US$14.6 million) and short-term loans of RMB100.0 million (US$14.1 million).

Capital expenditures

Our capital expenditures are primarily incurred for purchases of intangible assets and property and equipment. Our capital expenditures were RMB283.3 million (US$40.0 million) in the three months ended March 31, 2020. Purchases of intangible assets, which primarily consist of licensed copyrights of video content, accounted for 76.4% of our total capital expenditures in the three months ended March 31, 2020.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Payment due by December 31,
	Total	2020	2021	2022	2023	After
	(in RMB thousands)
Operating lease commitments(1)	312,249	93,741	100,109	89,399	28,643	357
Long-term debt obligations(2)	3,799,847	47,961	47,961	47,961	47,961	3,608,003
Purchase obligation(3)	800,000	320,000	240,000	240,000	—	—

Total	4,912,096	461,702	388,070	377,360	76,604	3,608,360

Notes:

(1)	Operating lease commitments consist of the commitments under the lease agreements for our office premises.

(2)	Long-term debt obligations consist of the principal amount and cash interests in connection with the 2026 Notes.

(3)

Purchase obligation consists of the commitment under the a letter of intent signed in December 2019 to purchase the three-year license for live broadcasting the League of Legends World Championship in China starting from 2020 at an aggregate purchase price of RMB800 million (US$113.0 million).

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2019.